NEWS RELEASE

FOR IMMEDIATE RELEASE:

CONTACT: Sandra K. Vollman
Chief Financial Officer
U.S. Can Corporation
(630) 678-8000

U.S Can Corporation
Announces Summary Results

Lombard, IL, November 5, 2004 – U.S. Can Corporation (the "Company") announced today that it expects to file its Form 10-K/A for the year ended December 31, 2003, Form 10-Q/A for the quarter ended April 4, 2004 and its Form 10-Q for the quarter ended July 4, 2004 on or before November 19, 2004.

As previously announced on September 30, 2004, the Company is restating its financial statements for the years ended December 31, 2002 and 2003 and subsequent interim periods. The Company had delayed the filing of its quarterly report for the quarter ended July 4, 2004 as a result of an ongoing internal review being conducted by the audit committee of the Board of Directors of the Company and its independent advisors to address accounting and financial reporting issues relating to the operations of its manufacturing facility in Laon, France. The Company has been in consultation with its independent accountants, Deloitte & Touche LLP, during this review process.

The Company has dedicated significant resources, and worked with its independent auditors, in order to complete its audited and restated financial statements and related periodic reports. Despite the significant work completed to date, the Company will not be in a position to file its restated financial statements and related periodic reports by November 5, 2004 as previously announced. The Company now expects that it will file the audited and restated financial statements and related reports on or prior to November 19, 2004. The Company's expectation as to the timing of these filings, however, is subject to change. Until its work and the related audit work by Deloitte & Touche LLP is completed, the Company cannot be certain that no additional revisions will be necessary.

Based on the Company's work to date, the preliminary unaudited financial results for each of the years ended December 31, 2002 and 2003, and the quarters ended April 4, 2004 and July 4, 2004 are set forth in the tables contained in Appendix I to this press release.

As previously disclosed, on October 1, 2004 the Company entered into an amendment to its senior credit facility in which the lenders agreed, among other things, to waive certain events of default if the Company furnished required information to the lenders by November 5, 2004. The

Company has furnished the required financial information to the lenders in accordance with the amendment and is currently in compliance with all of its covenants under that credit facility.

The principal estimated impacts of the restatement reflect the following:

- Increases in the reported amounts of cost of goods sold, causing corresponding increases in net loss of $5.9 million, $7.8 million and $2.5 million for December 31, 2002, December 31, 2003 and the quarter ended April 4, 2004 respectively;
- Decreased working capital, principally as a result of decreased accounts receivable and increased accounts payable and accrued expenses; and
- Increased short-term borrowings of $5.9 million in the aggregate.

The Company's published financial statements for the years ended December 31, 2002 and 2003 and subsequent interim periods, including all earnings releases and other communications relating to such time periods, should not be relied upon until the issuance by the Company of restated and audited financial statements for December 31, 2002 and 2003 and restated financial statements for subsequent periods, including the quarter ended April 4, 2004.

About the Company

U.S. Can Corporation is a leading manufacturer of steel containers for personal care, household, automotive, paint and industrial products in the United States and Europe, as well as plastic containers in the United States and food cans in Europe.

Certain statements in this release constitute "forward-looking statements" within the meaning of the federal securities laws. Such statements involve known and unknown risks and uncertainties which may cause the Company's actual results, performance or achievements to be materially different than future results, performance or achievements expressed or implied in this release. By way of example and not limitation and in no particular order, known risks and uncertainties include our substantial debt and ability to generate sufficient cash flow to service this debt; the timing and cost of plant closures; the level of cost reduction achieved through restructuring; the success of new technology; the timing of, and synergies achieved through, integration of acquisitions; changes in market conditions or product demand; loss of important customers or volume; downward product price movements; changes in raw material costs and currency fluctuations. In light of these and other risks and uncertainties, the inclusion of a forward-looking statement in this release should not be regarded as a representation by the Company that any future results, performance or achievements will be attained.

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http://www.uscanco.com

U.S. CAN CORPORATION AND SUBSIDIARIES

PRELIMINARY CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED AND RESTATED)

(000's omitted)

	For the Year Ended December 31, 2002 RESTATED	For the Year Ended December 31, 2003 RESTATED
Net Sales	$ 796,557	$ 823,442
Cost of Sales	717,022	745,827
Gross profit	79,535	77,615
Selling, General and Administrative Expenses	38,474	35,986
Special Charges	8,921	382
Operating income	32,140	41,247
Interest Expense	51,278	54,411
Bank Financing Fees	4,051	6,118
Income (loss) before income taxes	(23,189)	(19,282)
Provision (benefit) for Income Taxes	36,150	2,049
Income (loss) from operations before cumulative effect of accounting change	(59,339)	(21,331)
Cumulative Effect of Change in Accounting Principle	(18,302)	-
Net Income before Preferred Stock Dividends	(77,641)	(21,331)
Preferred Stock Dividend Requirement	(12,521)	(13,821)
Net Income (Loss) Available for Common Stockholders	$ (90,162)	$ (35,152)

U.S. CAN CORPORATION AND SUBSIDIARIES

PRELIMINARY CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED AND RESTATED)

(000's omitted)

	For the Quarter Ended			
	April 4, 2004	**March 30, 2003**	**July 4, 2004**	**June 29, 2003**
	RESTATED	**RESTATED**		**RESTATED**
Net Sales	$ 213,467	$ 199,153	$ 211,809	$ 210,623
Cost of Sales	193,715	178,878	192,903	189,291
Gross profit	19,752	20,275	18,906	21,332
Selling, General and Administrative Expenses	9,804	9,287	10,439	8,619
Special Charges	482	758	922	592
Operating income	9,466	10,230	7,545	12,121
Interest Expense	12,717	13,068	12,865	13,095
Bank Financing Fees	1,378	1,014	1,218	1,014
Loss on Early Extinguishment of Debt	-	-	5,508	-
Income (loss) before income taxes	(4,629)	(3,852)	(12,046)	(1,988)
Provision (benefit) for Income Taxes	332	580	(2,256)	2,068
Net Income before Preferred Stock Dividends	(4,961)	(4,432)	(9,790)	(4,056)
Preferred Stock Dividend Requirement	(3,824)	(3,246)	(3,760)	(3,400)
Net Income (Loss) Available for Common Stockholders	$ (8,785)	$ (7,678)	$ (13,550)	$ (7,456)

U.S. CAN CORPORATION AND SUBSIDIARIES

PRELIMINARY CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED AND RESTATED)

(000's omitted)

ASSETS	December 31, 2003	December 31, 2002
	RESTATED	**RESTATED**
CURRENT ASSETS:		
Cash and cash equivalents	$ 22,964	$ 11,690
Accounts receivables, net of allowances	81,393	89,320
Inventories	95,140	105,195
Other current assets	14,713	21,807
Total current assets	214,210	228,012
PROPERTY, PLANT AND EQUIPMENT, less accumulated depreciation and amortization	247,489	244,541
OTHER NON-CURRENT ASSETS	112,719	107,560
Total assets	$ 574,418	$ 580,113

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Current maturities of long-term debt and capital lease obligations	$ 23,457	$ 28,450
Accounts payable	98,411	100,225
Accrued expenses	50,695	52,466
Other current liabilities	3,774	12,312
Total current liabilities	176,337	193,453
LONG TERM DEBT	535,767	523,529
OTHER LONG-TERM LIABILITIES	77,271	80,006
Total liabilities	789,375	796,988
PREFERRED STOCK	146,954	133,133
STOCKHOLDERS' EQUITY:	(361,911)	(350,008)
Total liabilities and stockholders' equity	$ 574,418	$ 580,113

U.S. CAN CORPORATION AND SUBSIDIARIES

PRELIMINARY CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED AND RESTATED)

(000's omitted)

ASSETS	April 4, 2004 RESTATED	July 4, 2004
CURRENT ASSETS:		
Cash and cash equivalents	$ 5,297	$ 10,117
Accounts receivables, net of allowances	88,401	95,079
Inventories	98,023	100,017
Other current assets	17,977	14,159
Total current assets	209,698	219,372
PROPERTY, PLANT AND EQUIPMENT, less accumulated depreciation and amortization	239,405	234,166
OTHER NON-CURRENT ASSETS	111,367	110,742
Total assets	$ 560,470	$ 564,280
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current maturities of long-term debt and capital lease obligations	$ 25,068	$ 11,609
Accounts payable	95,087	97,816
Accrued expenses	46,094	54,249
Other current liabilities	2,516	2,793
Total current liabilities	168,765	166,467
LONG TERM DEBT	535,511	552,034
OTHER LONG-TERM LIABILITIES	77,544	76,863
Total liabilities	781,820	795,364
PREFERRED STOCK	150,779	154,538
STOCKHOLDERS' EQUITY:	(372,129)	(385,622)
Total liabilities and stockholders' equity	$ 560,470	$ 564,280